Via Facsimile and U.S. Mail
Mail Stop 6010

February 23, 2007

Mr. Fred Cobb
Vice President Finance
Advaxis, Inc.
Technology Centre of New Jersey
675 U.S. Highway One, Suite B113
North Brunswick, NJ   08902

Re: **Advaxis, Inc**.
        Form 10-K for Fiscal Year Ended October 31, 2006
        Filed on February 13, 2007
        File No. 000-28489

Dear Mr. Cobb:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure.   Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Accounting Policies

  1. Clarify for us as proposed disclosure if you capitalize all costs related to acquiring patents or only those costs where a patent is obtained. If you capitalize all costs, indicate how you account for capitalized costs when the patent is not granted. Tell us if you have written off any costs related to patents not obtained in the years presented or if any costs capitalized at October 31, 2006 relate to patents

that were not obtained. If patents pending are material, disclose those amounts separately from patents held. Disclose the nature of the licenses capitalized and explain why it is appropriate to capitalize the costs rather than expense them as research and development as incurred.

2. Form SB-2 File No. 333-122504 filed in 2005 states that trademarks are being amortized over 15 years and patents are being amortized over 17 years. Please justify to us the change in life to 20 years.

Exhibit 31.1

Certification - Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

3. Please amend your filing and revise this Exhibit and Exhibit 31.2 so that their language is exactly the same as the language required by Item 601(b)(31) of Regulation S-B.

* * * *

As appropriate, please amend your Form 10-K for the year ended October 31, 2006 and respond to these comments within 10 business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant